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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2004

                        Commission File Number 001-15012

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X Form 40-F __

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                   Yes __ No X

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                   Yes __ No X

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes __ No X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____)

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      Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language summary of:

      Exhibit 99.1: a quarterly report of the Company for the three months ended
                    March 31, 2004, filed with the Financial Supervisory
                    Commission of Korea and Korea Securities Dealers Association
                    Automated Quotation Market on May 15, 2004.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HANARO TELECOM, INC.

Date: May 24, 2004                  By: /s/ Soon-Yub Samuel Kwon
                                        ----------------------------------------
                                        Name: Soon-Yub Samuel Kwon
                                        Title: Senior Executive Vice President

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                                  EXHIBIT INDEX

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
Exhibit No.                              Description
-----------                              -----------
99.1:          a quarterly report of the Company for the three months ended
               March 31, 2004, filed with the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated
               Quotation Market on May 15, 2004.